SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __)*

Varonis Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

922280102

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index Contained on Page 12

CUSIP NO. 922280102	13 G	Page 2 of 14 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Europe L.P. (“AE”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

4,761,295 shares, except that Accel Europe Associates L.P. (“AEA LP”), the general partner of AE, may be deemed to have sole power to vote these shares, Accel Europe Associates L.L.C. (“AEA LLC”), the general partner of AEA LP, may also be deemed to have sole power to vote these shares, and James R. Swartz (“Swartz”) and Kevin Comolli (“Comolli”), the managers of AEA LLC, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

4,761,295 shares, except that AEA LP, the general partner of AE, may be deemed to have sole power to dispose of these shares, AEA LLC, the general partner of AEA LP, may also be deemed to have sole power to dispose of these shares, and Swartz and Comolli, the managers of AEA LLC, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,761,295
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	19.4%
12	TYPE OR REPORTING PERSON	PN

CUSIP NO. 922280102	13 G	Page 3 of 14 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Europe Investors 2004 L.P. (“AEI 2004”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

114,083 shares, except that AEA LLC, the general partner of AEI 2004, may be deemed to have sole power to vote these shares, and Swartz and Comolli, the managers of AEA LLC, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

114,083 shares, except that AEA LLC, the general partner of AEI 2004, may be deemed to have sole power to dispose of these shares, and Swartz and Comolli, the managers of AEA LLC, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	114,083
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.5%
12	TYPE OR REPORTING PERSON	PN

CUSIP NO. 922280102	13 G	Page 4 of 14 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Europe Associates L.P. (“AEA LP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

4,761,295 shares, all of which are directly owned by AE. AEA LP, the general partner of AE, may be deemed to have sole power to vote these shares. AEA LLC, the general partner of AEA LP, may also be deemed to have sole power to vote these shares. Swartz and Comolli, the managers of AEA LLC, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

4,761,295 shares, all of which are directly owned by AE. AEA LP, the general partner of AE, may be deemed to have sole power to dispose of these shares. AEA LLC, the general partner of AEA LP, may also be deemed to have sole power to dispose of these shares. Swartz and Comolli, the managers of AEA LLC, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,761,295
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	19.4%
12	TYPE OR REPORTING PERSON	PN

CUSIP NO. 922280102	13 G	Page 5 of 14 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Europe Associates L.L.C. (“AEA LLC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

4,875,378 shares, of which 4,761,295 shares are directly owned by AE and 114,083 shares are directly owned by AEI 2004. AEA LLC, the general partner of AEI 2004 and the general partner of AEA LP, the general partner of AE, may be deemed to have sole power to vote these shares. Swartz and Comolli, the managers of AEA LLC, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

4,875,378 shares, of which 4,761,295 shares are directly owned by AE and 114,083 shares are directly owned by AEI 2004. AEA LLC, the general partner of AEI 2004 and the general partner of AEA LP, the general partner of AE, may be deemed to have sole power to dispose of these shares. Swartz and Comolli, the managers of AEA LLC, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,875,378
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	19.9%
12	TYPE OR REPORTING PERSON	OO

CUSIP NO. 922280102	13 G	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS James R. Swartz (“Swartz”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES	5	SOLE VOTING POWER 0 shares.
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6

SHARED VOTING POWER

4,875,378 shares, of which 4,761,295 shares are directly owned by AE and 114,083 shares are directly owned by AEI 2004. AEA LLC, the general partner of AEI 2004 and the general partner of AEA LP, the general partner of AE, may be deemed to have sole power to vote these shares. Swartz is a manager of AEA LLC, the general partner of AEI 2004 and AEA LP, the general partner of AE, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
	8

SHARED DISPOSITIVE POWER

4,875,378 shares, of which 4,761,295 shares are directly owned by AE and 114,083 shares are directly owned by AEI 2004. AEA LLC, the general partner of AEI 2004 and the general partner of AEA LP, the general partner of AE, may be deemed to have sole power to dispose of these shares. Swartz is a manager of AEA LLC, the general partner of AEI 2004 and AEA LP, the general partner of AE, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,875,378
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	19.9%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 922280102	13 G	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Kevin Comolli (“Comolli”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES	5	SOLE VOTING POWER 0 shares.
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6

SHARED VOTING POWER

4,875,378 shares, of which 4,761,295 shares are directly owned by AE and 114,083 shares are directly owned by AEI 2004. AEA LLC, the general partner of AEI 2004 and the general partner of AEA LP, the general partner of AE, may be deemed to have sole power to vote these shares. Comolli is a manager of AEA LLC, the general partner of AEI 2004 and AEA LP, the general partner of AE, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
	8

SHARED DISPOSITIVE POWER

4,875,378 shares, of which 4,761,295 shares are directly owned by AE and 114,083 shares are directly owned by AEI 2004. AEA LLC, the general partner of AEI 2004 and the general partner of AEA LP, the general partner of AE, may be deemed to have sole power to dispose of these shares. Comolli is a manager of AEA LLC, the general partner of AEI 2004 and AEA LP, the general partner of AE, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,875,378
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	19.9%
12	TYPE OF REPORTING PERSON	IN

ITEM 1(a).	NAME OF ISSUER:

Varonis Systems, Inc.

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1250 Broadway, 31st Floor

New York, NY 10001

ITEM 2(a).	NAME OF PERSONS FILING:

This Statement is filed by Accel Europe L.P., a Delaware limited partnership (“AE”), Accel Europe Investors 2004 L.P., a Delaware limited partnership (“AEI 2004”), Accel Europe Associates L.P., a Delaware limited partnership and general partner of AE (“AEA LP”), Accel Europe Associates L.L.C., a Delaware limited liability company and the general partner of AEA LP and AEI 2004 (“AEA LLC”), James R. Swartz (“Swartz”), a manager of AEA LLC and Kevin Comolli (“Comolli”), a manager of AEA LLC. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

AEA LP is the general partner of AE and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by AE. AEA LLC is the general partner of AEA LP and AEI 2004, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by AE and AEI 2004. Swartz and Comolli are managers of AEA LLC and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by AE and AEI 2004.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of the principal business office for each of the Reporting Persons is:

Accel Partners

428 University Avenue

Palo Alto, CA 94301

ITEM 2(c)	CITIZENSHIP:

AE, AEI 2004 and AEA LP are Delaware limited partnerships. AEA LLC is a Delaware limited liability company. Swartz and Comolli are United States citizens.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e).	CUSIP NUMBER:

CUSIP # 922280102

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2014:

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Under certain circumstances set forth in the partnership agreements of AE, AEI 2004 and AEA LP and the limited liability company agreement of AEA LLC, the general partners, limited partners, or members as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a general partner, limited partner, or member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

Entities:

Accel Europe L.P.

Accel Europe Investors 2004 L.P.

Accel Europe Associates L.P.

Accel Europe Associates L.L.C.

By:	/s/ Jonathan M. Biggs
Jonathan M. Biggs, Attorney-in-fact
for above-listed entities

Individuals:

James R. Swartz

Kevin Comolli

By:	/s/ Jonathan M. Biggs
Jonathan M. Biggs, Attorney-in-fact
for above-listed entities

EXHIBIT INDEX

Found on
Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	13

Exhibit B: Reference to Jonathan M. Biggs as Attorney-in-Fact	14

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Varonis Systems, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated: February 13, 2015

Entities:

Accel Europe L.P.

Accel Europe Investors 2004 L.P.

Accel Europe Associates L.P.

Accel Europe Associates L.L.C.

By:	/s/ Jonathan M. Biggs
Jonathan M. Biggs, Attorney-in-fact
for above-listed entities

Individuals:

James R. Swartz

Kevin Comolli

By:	/s/ Jonathan M. Biggs
Jonathan M. Biggs, Attorney-in-fact
for above-listed entities

EXHIBIT B

REFERENCE TO JONATHAN M. BIGGS AS ATTORNEY-IN-FACT

Jonathan M. Biggs has signed the enclosed documents as Attorney-In-Fact. Note that a copy of the applicable Power of Attorney is already on file with the appropriate agencies.